                                   FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549


                           Report of Foreign Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of November, 1999


                            Fantom Technologies Inc.
                               (Registrant's name)

                                1110 Hansler Road
                        Welland, Ontario, Canada L3B 5S1
                                 (905) 734-7476
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                         Form 20-F       Form 40-F   X
                                   -----           -----

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes        No  X
                                   -----    -----

Documents Included as Part of this Report

     No.    Document
     ---    --------

     1. First Quarter Report to Shareholders for the three months ended September 30, 1999.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      November 24, 1999

                         FANTOM TECHNOLOGIES INC.



                         By:  "Walter J. Palmer"
                              ------------------
                              Name: Walter J. Palmer
                              Title:  Secretary

TO OUR SHAREHOLDERS

FANTOM TECHNOLOGIES INC.

We are pleased to report that revenue and net income for the three months ended
 September 30, 1999 were the highest ever for a first quarter of our fiscal year. Sales reached $57.0 million, up from $55.1 million for the first quarter last year. Net income was $3.4 million or $0.38 per share (based on 9,046,119 shares outstanding) compared with $3.3 million or $0.36 per share (based on 8,972,809 shares outstanding) for the year-earlier period.

On October 19, 1999 the Board of Directors declared a quarterly cash dividend of 5 cents per share payable on January 1, 2000 to shareholders of record at the close of business on November 30, 1999.

The Company is continuing to expand retail distribution for its products. At the end of September, we made our first shipments to Wal-Mart Stores, Inc. in the United States. FANTOM(R) vacuums are currently being tested in several hundred of the largest Wal-Mart stores and we are optimistic the test will be expanded.

We are also continuing to receive acclaim from the United States advertising industry. On October 19, 1999 the FANTOM(R) CYCLONE XT(R) 30-minute direct-response TV show was awarded "Best Infomercial Production Over $150,000" by the Electronic Retailing Association at its annual awards presentation. This marks the seventeenth award Fantom has won in the U.S. for advertising excellence -- twelve in the past two years alone.

The Company's intensive new product development efforts are progressing according to plan. We are on target to introduce a new line of innovative floor-care products, designed to create a new market segment, in the summer of 2000. We are also on target to introduce our first household water-treatment product -- a counter-top microbiological water purifier -- in that same time period. This new entry, designed to combat the microbiological threat head-on, is the first of a line of water-treatment products planned for Fantom.

In addition, research is advancing in another field designed to open up a further range of opportunities in diverse consumer product markets. We hope to be in a position to release more information about this initiative within the next few months, following the building and testing of prototypes. As of the date of this report, fifty-three utility patent applications have been filed for technologies Fantom is either acquiring or exclusively licensing through its association with Omachron Technologies, Inc.

On October 27, 1999 the Board of Directors announced the appointment of Rikki
 Meggeson as Chair of the Board effective November 1, 1999. Ms. Meggeson first became a Director of Fantom in 1989. Her significant contributions to the Company include the authorship of the name "Fantom" for the Company's products. Ms. Meggeson succeeds Ken Kelman who continues as a Director of Fantom. Mr. Kelman assumed the Chair of Fantom in 1989. Under his tenure, the Company grew fifteen times in size, with all of the growth generated internally. All of us at Fantom thank Ken for his very capable leadership during this period of rapid expansion.

The Company is continuing to take reasonable measures to ensure that all of its internal systems, as well as those of its significant business partners, are year-2000 ready. The Company expects that its year-2000 plans will be completed on time and is not aware of a critical weakness in the preparedness of any of its significant suppliers, customers, or business partners. However, this does not ensure that an unanticipated problem will not occur before, at the onset of, or after the year 2000, which could have a material adverse impact on the operations of the Company.

The foregoing information includes certain statements relating to the Company which are forward-looking statements under Section 21E of the United States Securities Exchange Act of 1934. The words "plan", "target", "expects" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements are based on assumptions made by, and information available to, the Company. However, there are important factors that could cause actual results to differ materially from those in such forward-looking statements including, among others, the contingencies arising from the uncertainties which are inherent in the development of new technology and the unanticipated costs and time delays which often arise in the process of developing new products based on innovative technology. The Company does not intend, and assumes no obligation, to update the forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements.


On behalf of the Board,

      Rikki Meggeson                       Allan D. Millman
      Chair of the Board                   President and Chief Executive Officer


November 5, 1999

Consolidated Statements of
    Income and Retained Earnings


FANTOM TECHNOLOGIES INC.

                                                     Three Months Ended
                                               September 30 (Unaudited)


                                                   1999            1998

Sales                                      $ 57,044,537    $ 55,114,160

Cost of goods sold                           35,764,199      36,168,204
--------------------------------------------------------------------------------
                                             21,280,338      18,945,956
Expenses:
Selling, general and administrative          15,155,355      13,606,074
Research and development                        784,374         324,758
Finance charges                                 (64,921)        (99,932)
--------------------------------------------------------------------------------
                                             15,874,808      13,830,900
--------------------------------------------------------------------------------

Income before income taxes                    5,405,530       5,115,056

Income taxes                                  2,000,000       1,842,000
--------------------------------------------------------------------------------
Net income                                    3,405,530       3,273,056
Retained earnings
  at beginning of period                     31,116,910      18,015,632

Dividends                                      (451,900)       (270,093)
Retained earnings
 at end of period                          $ 34,070,540    $ 21,018,595
--------------------------------------------------------------------------------

Net income per share  - Basic *            $       0.38    $       0.36
                      - Fully Diluted      $       0.36    $       0.35
--------------------------------------------------------------------------------

*Basic Net income per share has been calculated using the weighted average number of common shares outstanding during the respective periods. These were 9,046,119 shares for 1999 and 8,972,809 shares for 1998.

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.

Financial information in this report is expressed in Canadian Dollars, unless otherwise noted.

CONSOLIDATED BALANCE SHEETS

FANTOM TECHNOLOGIES INC.

                                                        September 30
                                                         (Unaudited)


                                               1999             1998
ASSETS
Current assets:
   Cash and short term deposits       $   7,513,003    $   2,086,587
   Trade accounts receivable             38,297,211       40,242,126
   Other receivables                      2,219,173        1,253,465
   Inventories                           20,757,965       17,769,684
   Prepaid expenses                       2,873,402        2,804,150
   Deferred income taxes                  1,347,344          259,000
--------------------------------------------------------------------------------
                                         73,008,098       64,415,012

Deferred development costs,
   net of amortization                    2,128,044        1,320,046
Property, plant and equipment,
   at cost                               38,731,211       28,298,147
   Less accumulated depreciation         (8,369,311)      (5,520,072)
--------------------------------------------------------------------------------
                                         30,361,900       22,778,075
--------------------------------------------------------------------------------
                                      $ 105,498,042    $  88,513,133
--------------------------------------------------------------------------------

LIABILITIES AND SHARHOLDERS' EQUITY

Current liabilities:
   Trade accounts payable                26,252,447       27,089,836
   Other payables and accruals            8,690,416        7,414,870
   Currency hedging exchange gains        3,545,642          682,530
   Current portion of capital
      lease obligations                      11,552          163,353
--------------------------------------------------------------------------------
                                         38,500,057       35,350,589

Capital lease obligations,
      Less current portions                     --             7,739
Currency hedging exchange gains           1,451,573          968,059

Deferred income taxes                     2,852,564        3,331,114

Shareholders' equity:
   Share capital                         28,623,308       27,837,037
   Retained earnings                     34,070,540       21,018,595
--------------------------------------------------------------------------------
                                         62,693,848       48,855,632
--------------------------------------------------------------------------------
                                      $ 105,498,042    $  88,513,133
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF
     CASH FLOWS

FANTOM TECHNOLOGIES INC.

                                        Three Months Ended
                                    September 30 (Unaudited)

                                         1999           1998
CASH PROVIDED BY (USED FOR):

Operations:
    Net income                    $ 3,405,530    $ 3,273,056
    Items not requiring cash:
     Depreciation                     882,906        525,171
     Deferred taxes                   148,840        562,881
     Amortization of deferred
       development costs               87,321         25,525
Change in non-cash
   operating working capital       (3,393,770)    (4,772,669)
Increase (decrease) in currency
   hedging exchange gains            (996,406)       968,059
--------------------------------------------------------------------------------
                                      134,421        582,023

Financing:
   Payments on capital leases         (10,304)       (68,381)
   Issuance of common
     shares and warrants              674,021        839,447
Dividends paid                       (451,900)      (270,093)
--------------------------------------------------------------------------------
                                      211,817        500,973
Investments:
   Additions to property,
     plant and equipment           (2,119,253)    (3,114,873)
   Additions to deferred
     development costs               (153,188)      (491,334)
--------------------------------------------------------------------------------
                                   (2,272,441)    (3,606,207)

Decrease in cash position          (1,926,203)    (2,523,211)

Cash position at
   beginning of period              9,439,206      4,609,798
--------------------------------------------------------------------------------
Cash position at
   end of period                  $ 7,513,003    $ 2,086,587
--------------------------------------------------------------------------------